Exhibit 99.1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES

THE SETTLEMENT OF ITS PERPETUAL SUBORDINATED NON-PREFERRED CONTINGENT CONVERTIBLE ADDITIONAL TIER 1 CAPITAL NOTES

Mexico City, December 29, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (the “Company”) today announced that it successfully settled its U.S.$500 million aggregate principal amount of 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (the “AT1 Notes”). The AT1 Notes were sold for 100.000% of their principal amount. Banco Santander, S.A. (Spain) purchased approximately 88% of the aggregate amount of the AT1 Notes.

The offering of the AT1 Notes was registered with the U.S. Securities and Exchange Commission (“SEC”) and the Company expects to complete the procedures required for the registration of the AT1 Notes with the Mexican National Securities Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Santander Investment Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC were joint book-running managers for the offering. The offering was made pursuant to an effective shelf registration statement filed with the SEC on December 21, 2016. The offering of the AT1 Notes was made only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained by contacting Santander Investment Securities Inc. at 45 East 53rd Street, New York, New York 10022 (tel: +1-855-403-3636), Goldman Sachs & Co. at 200 West Street, New York, New York 10282 (tel: +1-866-471-2526), or Morgan Stanley & Co. LLC at 1585 Broadway, New York, New York 10036 (tel: +1-866-718-1649).

This material fact announcement is required to be made under Mexican law and does not constitute an offer to sell or the solicitation of an offer to buy the AT1 Notes, nor shall there be any offer or sale of the AT1 Notes in Mexico or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to approval, registration or qualification under the securities laws of Mexico or any such jurisdiction.

Investor Relations Contact

Héctor Chávez Lopez – Managing Director – IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx